UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-38072

___________________

NexGen Energy Ltd.

(Translation of registrant's name into English)

Suite 3150, 1021 - West Hastings Street

Vancouver, B.C., Canada V6E 0C3

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the Periods Ending March 31, 2026 and 2025
99.2	Management's Discussion and Analysis for the Three Months Ended March 31, 2026
99.3	Form 52-109F2 Certification of Interim Filings - Chief Executive Officer
99.4	Form 52-109F2 Certification of Interim Filings - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXGEN ENERGY LTD.
(Registrant)

Date: May 5, 2026	By:	/s/ Benjamin Salter
Name: Benjamin Salter
Title: Chief Financial Officer